August 29, 2008

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Via EDGAR, facsimile (202.942.9533) and email (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for the Quarter Ended March 31, 2008

Filed May 9, 2008

File No. 000-20260

Dear Mr. Rosenberg:

We have reviewed the staff comments on our above-noted filings and we have responded to the comments (designated by italics below) by providing our detailed explanations.

As requested, we have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

Form 10-K for the Year Ended December 31,l 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results ....

Significant Accounting Policies, page 18

1.

Please revise your disclosure to quantify your estimates of the potential refund under the Risk Share Refund program and contractual allowances and discounts provided to the third party payers as of December 31, 2007. In addition, disclose the following information for each of these reserves:

a.	How accurate management’s estimate/assumption has been in the past by quantifying changes in estimate in each period;
b.	Whether the end of period estimate is reasonably likely to change in the future, and if so provide a sensitivity analysis; and
c.	The amount of expense recognized in each period and where on the statement of operations the expense is reported.

We will address each of these items separately.

Shared Risk Refund program potential refunds- the refundable portion of Shared Risk Refund program receipts are recorded as a current liability under the caption “Shared Risk Revenue and other Patient Deposits” and amounted to $8,457,000 at December 31, 2007. Under the program, prior to the completion of the first cycle of treatment, the entire shared risk payment from patients is refundable. At the time of the completion of the first cycle of treatment, by contract, 30% of the patient payment becomes non-refundable, irrespective of the outcome of the treatment. It is at this point that substantially all of the screening, enrollment and preliminary case management as well as the related selling, general and administrative services at the Company are concluded (leaving only minor case management services and payment to the contracted fertility center for additional services, if any, to be performed) and this non-refundable portion of the patient payment is earned, recognized as revenue and removed from the liability account. The balance of the patient payment is deferred and remains in the liability account until the pregnancy outcome is determined.

In the event the patient fails to achieve a pregnancy in the remaining cycles, voluntarily withdraws or is medically withdrawn, a refund of the unearned portion (70%) is paid the patient. This event does not generate any impact to the statement of operations as the payment was unearned, was included in the liability account and was removed from the liability account when the repayment was made.

Once pregnancy is determined clinically by the medical staff at the fertility center and is defined as the existence of a fetal heartbeat, which occurs approximately two months after clinical pregnancy, the remaining 70% of the patient payment is recognized as revenue as the Company’s services are completed. Our contract with the patient calls for the delivery of a baby so there is some risk that the pregnancy will not result in the delivery of a baby. As such a warranty reserve for estimated refunds due to pregnancy loss is recorded and based on historical averages of pregnancy losses applied to revenues recorded within the applicable periods. Based on the Company’s experience, the Company developed the factors for estimating a pregnancy loss reserve for those pregnancies that may not result in the delivery of a baby. The Company monitors the reserve need at the end of each accounting period. We have not had any significant variations between actual and estimated refunds and we believe it would be a remote possibility for a material adjustment to previously recorded revenue to be required. The Company believes that its historical experience with this homogeneous group of patients is predictive of future events. Economic conditions, competing services and accessibility to the refund do not impact the computation of the pregnancy warranty reserve.

We will disclose in future filings that all of the Shared Risk Revenue deposits are subject to refund.

Contractual Allowances and Discounts to Third Party Payers- prior to the acquisition of the Vein Clinics of America on August 8, 2007, we did not have any transactions which reflected contractual allowances and discounts to third party payers.Such amounts are not present in the financial statements as in keeping with health care industry accounting standards, patient revenues are reflected net of such contractual allowances and discounts.

The determination of net patient revenue is a controlled process. Any contract with a third party payer is identified prior to billing for services rendered to a patient. The contracts are recorded within the billing system and identify the expected payment to be received from the payer. This difference between gross charges and collected amounts are recorded as contractual allowances. In instances where the contract amount is not recorded in the billing system, the bill is rendered for gross charges and the amount of contractual allowance is determined upon payment, usually within the same month. In the event the billing to the third party payer is outstanding at an accounting period end, an estimate of the contractual allowance or discount is made based upon historical rates of payment by the payer. This method provides an accurate estimate of the amount to be collected. We have not had any significant variances in the past and the possibility of a material variance between the estimate and actual allowance is remote as we have more than fifteen years of experience in collecting patient accounts. As contracts with third party payers are usually a year or more in length and typically renew, if not canceled, we believe our historical experience with a relatively stable group of third party payers and a homogeneous group of patients using our clinics’ services is indicative of and a good predictor of future events.

In the Company’s history which has spanned several economic downturns, we have not suffered any deterioration in payments during periods of economic turmoil. In a majority of cases, payments are made on behalf to patients by third party payers which are typically well funded and stable insurance companies. In addition, most the patient responsible portion of the payments are paid prior to the service.

Significant Contractual Obligations and Other Commercial Commitments, page 24

2.	Please revise your contractual obligations table to include the interest on long-term debt.

Table Revised as per below:

Payments Due by Period (000’s)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Notes payable	$25,082	$3,584	$10,784	$10,714	$--
Interest on notes payable	$4,343	$1,371	$1,941	$1,031	$--
Capital lease obligations	378	77	268	33	--
Operating leases	62,652	9,402	24,375	13,355	15,520
Fertility Partners capital and other obligations	5,600	5,600	--	--	--
VCA deferred physician compensation	693	124	569	--	--
Total contractual cash obligations	$98,748	$20,158	$37,937	$25,133	$15,520

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Unused lines of credit	$10,000,000	$10,000,000	$--	$--	$--

We revised the table in our Form 10-Q filing for the Quarter Ended June 30, 2008 filed on August 6, 2008 and will continue to present such information in future filings.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Fertility Centers – Partner Service Fees, page F-8

3.

We note that you recognize reimbursements of expenses that you pay on behalf of the partner practice as revenues. Please provide us an analysis of why it is appropriate to recognize related payments and reimbursements as costs of revenues and revenues. Refer to paragraph five of EITF 01-14.

We applied the Issue 99-19 Indicators referred to in EITF 01-14 and have determined the proper accounting for the reimbursement of expenses we incur on behalf of the partner practices is to record them as revenues.

•	We are the primary obligor with respect to purchasing goods and services from third-party suppliers as well as for the payroll costs incurred.

•	We have supplier discretion in selecting suppliers.

•	We have the credit risk as we receive reimbursement after the goods and services have been purchased.

Note 4 – Significant Service Contracts, page F-14.

4.	Please revise your disclosure to provide the duration, fee structure, and any other significant terms of the service contracts listed here.

We will revise our footnote disclosure in future filings in the following format:

NOTE 4 -- SIGNIFICANT SERVICE CONTRACTS:

For the years ended December 31, 2007, 2006, and 2005 the following fertility centers each individually provided greater than 10% of our revenues, net and/or contribution as follows:

Percent of Company	Percent of
Revenues, net	Contribution
2007	2006	2005	2007	2006	2005
R.S.C. of New England	8.9	10.7	9.6	10.3	11.5	12.8
Fertility Centers of Illinois	18.9	21.9	20.3	14.4	15.4	13.7
Shady Grove Fertility Center	21.1	22.6	21.1	19.2	18.0	25.4

Under our agreements with these centers we receive as compensation for our services a three-part fee comprised of: (i) a tiered percentage of net revenues generally between 3% and 6%; (ii) reimbursed costs of services (costs incurred in providing services to a fertility center and any costs paid on behalf of the fertility center); and (iii) either a fixed amount or a percentage of the center’s earnings, which currently ranges from 10% to 15%, but may be subject to limits.

All three of these contracts are long-term agreements with initial terms expiring beginning in March 2013, through March 2023 ( RCS of New England expires March 2013, Fertility Centers of Illinois expires February 2022 and Shady Grove Fertility Center expires March 2023). We expect to renew or extend all three agreements prior to their expiration.

Note 7 – Acquisition of Vein Clinics of America, Inc., page F-15

5.

Please tell us whether you have acquired intangibles assets other than the trademark, the value you ascribed to them and method you used to value them. For some examples of intangible assets that are generally acquired in a business combination, see paragraphs A14 through A128 of SAFS 141.

We did not acquire any intangible asset in the Vein Clinics of America, Inc. transaction other than the trade name which was valued at $4,400,000 and has been determined to have an indefinite life.

Note 10 – Due to Medical Practices, page F-18

6.	Please revise your disclosure to clarify who bears the collection risk of accounts receivable financed by funds that you advanced to the medical practices.

As reported in our March 1, 2002 reply to a staff comment on our 2000 Form 10-K, the medical practices for which we finance the accounts receivable bear all of the collection risk. As a result, the accounting technical literature indicates that we do not have ownership of the related accounts receivable and therefore cannot reflect them on our balance sheet. We instead record the advanced funds, net of the amounts due the medical practices in our balance sheet.

Note 13 – Income Taxes, page F-21

7.

Please revise your disclosure to explain the uncertainties that existed prior to December 31, 2006 that attributed to your determination that the deferred tax assets were more likely than not unrealizable.

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006, as of December 31, 2005, we had a valuation allowance of approximately $0.8 million against our deferred tax assets. This valuation allowance related to uncertainties concerning our ability to utilize all of our net-operating loss carry-forwards prior to their expiration date. Based upon our taxable income for the year ended December 31, 2006, as well as future projections, we concluded that all of our net-operating loss carry-forwards would be realized and we no longer required a valuation allowance against our deferred tax assets as of December 31, 2006.

Schedule II, page S-2

8.	Please disclose why “additions” for the allowance for doubtful accounts receivable during the year ended 2006 was actually a deduction.

The negative $(72) value appearing in the additions column as a reduction in our Allowance for doubtful accounts receivable for the year ended December 31, 2006, relates to the reversal of bad debt expense recorded as a result of collecting outstanding accounts receivables and adjusting remaining reserve balances associated with our pre-October 1, 2005 pharmaceutical sales.

As previously disclosed, we discontinued recording pharmaceutical sales and their associated receivables effective October 1, 2005. As of December 31, 2006, we did not have any pharmaceutical receivables or reserves balances recorded on our financials.

Exhibits 31.1 and 31.2

9.	Please revise your certifications to comply exactly with the form in Item 60 (31) of Regulation S-K. Your language in paragraph 4 does not conform to that in item 601(31).

We filed the proper certifications in our Form 10-Qs for the Quarters Ended March 31, 2008 and June 30, 2008 and will do so in future filings.

Form 10Q March 31, 2008

10.	Please tell us the nature of the prepaid expense and other current asset increase of $1,026,000 line item in the cash flow statement in the quarter ended March 31, 2008.

The table below provides a break-out of the general ledger accounts described as prepaid expense and other current assets on our cash flow statement for the period ended March 31, 2008. As will be noted, the nature of the $1,026,000 increase during the first quarter of 2008 related to a prepayment of our annual malpractice insurance premiums. We generally prepay our insurance premiums and amortize them to expense over the appropriate period.

IntegraMed America
Cashfow Support - INMD
For the three months ended March 31, 2008

	03/31/08	12/31/07	Variance

Deferred Taxes	4,069	4,460	391

Prepaids and other current assets
Inventory	951	870	(81)
Prepaid Rent	769	771	2
Short term tax receivable	275	--	(275)
Prepaid Insurance - Malpractice	1,325	--	(1,325)
Prepaid Business Insurance	1,585	1,400	(185)
Note Receivable - Short Term	239	199	(40)
Other Current Assets	942	1,429	487
	10,155	9,129	(1,026)

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments. Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,

/s/: John W. Hlywak, Jr.
John W. Hlywak, Jr. Executive Vice President and Chief Financial Officer

cc: Kei Ino, Securities and Exchange Commission

cc: Lisa Vanjoske, Securities and Exchange Commission

cc: Jay Higham, President and CEO

cc: John Pennett, Amper, Politziner & Mattia

cc: Steven Khadavi, Dorsey & Whitney